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CUSIP No.  178666 10 3                               Page       of       Pages
          -------------                                   -----    -----






                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                              CSS INDUSTRIES, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
              ----------------------------------------------------
                         (Title of Class of Securities)



                                   178666 10 3
                             ----------------------
                                 (CUSIP Number)



                                James H. Bromley
                              c/o Rapidforms, Inc.
                                 301 Grove Road
                               Thorofare, NJ 08086
                                  609-384-1144
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                 August 9, 1996
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  178666 10 3                               Page       of       Pages
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                                  SCHEDULE 13D

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  James H. Bromley    ###-##-####

- -------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) | |
                                                                        (b) | |
- -------------------------------------------------------------------------------
3     SEC USE ONLY
- -------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
                  OO

- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)                                                           | |

- -------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

- -------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
   NUMBER OF                         463,898
     SHARES                ----------------------------------------------------
  BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY                         0
       EACH                ----------------------------------------------------
    REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON                          463,898
       WITH                ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                     0
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   463,898

- -------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           | |
- -------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.33%
- -------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                  IN
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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CUSIP No.  178666 10 3                               Page       of       Pages
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         Reference is made to Schedule 13D dated May 12, 1995 previously filed by James H. Bromley (the "Reporting Person") relating to the common stock, par value $0.10 per share (the "Common Stock") of CSS Industries, Inc., a Pennsylvania corporation (the "Company"). The Reporting Person hereby amends
Schedule 13D as follows:

Item 5. Interest in Securities of the Issuer.

         (a) As of August 13, 1996, the Reporting Person beneficially owned 436,648 shares of Common Stock and options to purchase 27,250 shares of Common Stock exercisable within 60 days, constituting in the aggregate approximately 4.33% of the outstanding shares of Common Stock.

         (b) The Reporting Person has sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the Common Stock beneficially owned by him and described herein.

         (c) On August 9, 1996, the Reporting Person sold 80,000 shares of Common Stock in a Rule 144 transaction.

         (d)      Not applicable.

         (e) On August 9, 1996, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 1996                                      /s/ James H. Bromley
- -----------------------------                       -------------------------
Date                                                James H. Bromley